SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 70800 / November 4, 2013

Admin. Proc. File No. 3-14581

In the Matter of

CHINA-BIOTICS, INC.
c/o Jerome S. Fortinsky, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file timely periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is necessary and appropriate for the protection of investors to revoke the registration of the company's securities.

APPEARANCES:

   Jerome S. Fortinsky and *Lindi L. Beaudrealt*, of Shearman & Sterling LLP, for China-Biotics, Inc.

   Michael D. Foster and *John J. Kaleba*, for the Division of Enforcement.

Appeal filed: March 14, 2012
Last brief received: June 6, 2012
Oral argument: October 8, 2013

I.

China-Biotics, Inc., an issuer whose securities are registered under Securities Exchange Act Section 12, appeals from the decision of an administrative law judge. The law judge found that China-Biotics failed to file its annual report for the period ended March 31, 2011 after its auditor identified a number of matters of "grave concern" and then resigned.[1] The company then failed to file its next three consecutive quarterly reports. On this basis, the law judge found that China-Biotics violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-3 and revoked the registration of its securities. We base our findings on an independent review of the record, except with respect to those findings not challenged on appeal.[2]

II.

A.   China-Biotics registered its common stock under the Exchange Act and listed it for trading on NASDAQ.

China-Biotics is a Delaware corporation that manufactures and sells probiotic products containing live microbial food supplements in China. In March 2006, China-Biotics merged its British Virgin Island subsidiary, SinoSmart Group Inc., with Otish Resources, Inc. On July 15, 2008, China-Biotics filed a Form 8-A to register its common stock under Exchange Act Section 12(b)[3] and on October 23, 2008, it listed its common stock for trading on NASDAQ. It then filed multiple registration statements with the Commission registering the offer and sale of millions of shares to the public.

B.   Beginning in June 2011, China-Biotics stopped filing its periodic reports.

From the date of the merger until the company's annual report for the period ended March 31, 2011 was due in June 2011, China-Biotics timely filed periodic reports with the Commission. On February 10, 2011, the company filed a Form 12b-25 to report that its Form 10-

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[1]   Form 8-K filed June 23, 2011, Exhibit 16.1, Annex A.

[2]   We take official notice of the EDGAR filings cited in this opinion pursuant to Rule of Practice 323, 17 C.F.R. § 201.323. The parties have made multiple unopposed motions to adduce into the record filings made by the company. *See* Division's Mots. for Leave to Adduce Additional Evidence, July 2, 2012, Aug. 17, 2012, and Nov. 16, 2012 (moving to adduce Forms 12b-25 filed on June 29, August 14, and November 14, 2012, respectively); Resp't Mots. for Leave to Adduce Additional Evidence, Sept. 14, 2012, Jan. 11, 2013, Feb. 20, 2013, May 28, 2013 and June 28, 2013 (moving to adduce Form 10-K filed on September 14, 2012; Forms 10-Q filed on December 26, 2012 and January 4, 2013; Form 10-Q filed on February 14, 2013; Form 10-K filed on May 21, 2013; and Forms 10-Q filed on June 24, 2013, respectively). Since we take official notice of these filings, we deny the motions to adduce under Rule 452, 17 C.F.R. § 201.452, as moot.

[3]   15 U.S.C. § 78l(b).

Q for the period ended December 31, 2010 would be delayed to "finalize the treatment of certain accounting items."[4] Four days later, on February 14, the company filed the report, which described a shareholder class action lawsuit that alleged material misstatements or omissions regarding the company's "financial condition, operations, and future business prospects, and the quality, nature, and quantity of [its] retail outlets and stores."[5] The report also disclosed a derivative lawsuit charging China-Biotics's directors with having "breached their fiduciary duties by disseminating false and misleading financial statements."[6]

On June 15, 2011, China-Biotics filed another Form 12b-25 reporting that its annual report on Form 10-K for the fiscal year ended March 31, 2011 would not be timely filed. The company attributed this delay to a letter dated June 10, 2011 from its auditor, BDO Limited, which described "certain serious issues" and required the company "to take certain actions and provide additional information."[7] The company's Form 12b-25 stated that it could not "predict . . . when it [would] be in a position to take all of the actions and provide all of the information requested by BDO."[8]

Eight days later, on June 23, the company filed a Form 8-K to report that its CFO, Travis Cai, and BDO had both resigned. Attached to this Form 8-K was a letter dated June 22 to the company's audit committee and board of directors from BDO that explained why it resigned (the "BDO Report").[9] BDO concluded that the irregularities it encountered during its audit likely constituted illegal acts that could have a material effect on the company's financial statements and that the

> Board and audit committee have not taken timely and appropriate remedial
> actions in respect of the illegal acts. Such [] failure renders it impossible for BDO
> Limited to gather evidence to assess whether the Company's accounting records

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[4]   Form 12b-25 for the quarter ended Dec. 31, 2010, at 1. *See* Exchange Act Rule 12b-25, 17 C.F.R. § 240.12b-25(a) (requiring issuers to provide notice of inability to file a periodic report, along with supporting reasons, by filing a Form 12b-25 "no later than one business day after the due date" for such report); 17 C.F.R. § 249.322 (Form 12b-25). By filing a timely Form 12b-25, an issuer automatically receives an additional fifteen calendar days to file an annual report and an additional five calendar days to file a quarterly report.

[5]   Form 10-Q for the period ended Dec. 31, 2010, at 15.

[6]   *Id*.

[7]   Form 12b-25 for the fiscal year ended Mar. 31, 2011, at 1.

[8]   *Id*.

[9]   Exchange Act Section 10A specifies a process for accounting firms to report when, among other things, "illegal acts . . . have been detected or otherwise come to the attention of the firm in the course of the audit" and requires issuers receiving such reports to "furnish" the Commission with notice of such report within one business day of its receipt. 15 U.S.C. § 78jA(b)(3).

have been falsified and whether there are other issues which could have a material effect on the financial statements of the Company.[10]

BDO also expressed "serious doubt" about whether the company's responses were accurate, reliable, or adequate given, among other things, its refusal to permit the auditor to discuss the irregularities with third parties and the audit committee's failure to formulate a plan to investigate and remediate the irregularities.[11] BDO further criticized management's responses to the allegations of fraud that the company had publicly disclosed. According to the BDO Report, the company hired firms to investigate the fraud charges but declined to publicly describe the investigation, refused to update BDO about the investigation, and denied BDO's requests to communicate with the investigating law firm and forensic accounting firm.

Although the Form 8-K disclosed that Travis Cai had resigned as CFO on June 23, 2011—immediately after BDO's resignation—it did not explain why. Cai had served for about eighteen months and was replaced with an interim CFO who was formerly a financial manager at a China-Biotics subsidiary.

On June 23, China-Biotics filed a second Form 8-K that disclosed it had received a letter from NASDAQ

> asserting that, because the Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2011, and based upon disclosures made by the Company in its recently filed Form 12b-25 and additional information provided to NASDAQ, the Company no longer complies with NASDAQ Listing Rule 5250(c)(1) for continued listing.[12]

In this delisting notification, NASDAQ asked China-Biotics to provide a plan setting forth the steps it would take to regain compliance for continued listing.

On June 28, the company filed another Form 8-K, reporting that the chairman of the audit committee of its board of directors had resigned on June 23 based on the events leading up to BDO's resignation. This Form 8-K also alluded to, but did not specify, other "issues that the [c]ompany must resolve in order to comply with its" 10-K filing obligation.[13]

On June 29, China-Biotics filed yet another Form 8-K, announcing that its board of directors had voted to voluntarily delist its securities instead of responding to NASDAQ's questions. The company said that continued listing would create "difficult burdens," particularly

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[10]   Form 8-K filed June 23, 2011, Exhibit 16.1, at 5.

[11]   *Id.* at 3.

[12]   Form 8-K filed June 23, 2011 (Item 3.01), at 1.

[13]   Form 8-K filed June 28, 2011, at 1.

given the resignations of its auditor, audit committee chairman, and CFO.[14] It acknowledged that delisting would not relieve it of its obligation under the Exchange Act to file annual and quarterly reports.[15]

On August 10, 2011, the company filed another Form 12b-25, stating that it was unable to file a timely Form 10-Q for the period ended June 30, 2011. It said that BDO's resignation prevented it from providing audited financial statements, that it had not yet retained a new auditor, and that it could not "predict when it would be in a position to file the 10-Q . . . ."[16]

On September 15, 2011, the Division of Enforcement notified China-Biotics of its intent to recommend that the Commission institute administrative proceedings against the company alleging violations of Exchange Act Section 13(a) and gave China-Biotics the opportunity to submit a response.[17] In its response, China-Biotics acknowledged that the Commission was authorized under Exchange Act Section 12(j) to suspend or revoke the registration of its securities for violations of the Exchange Act and its rules, but argued that such a response here would be premature and "a striking departure from the SEC's usual response to similar infractions."[18] It then asked the Commission to "postpone any action for a limited period (perhaps six to nine months)," *i.e.*, until March or June 2012, to give the company additional time to file the required reports.[19]

C.   The Commission instituted proceedings pursuant to Exchange Act Section 12(j).

On October 7, 2011, the Commission issued an Order Instituting Proceedings alleging that China-Biotics failed to file timely quarterly and annual reports as required under Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 and instituting proceedings to determine whether

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[14]   Form 8-K filed June 29, 2011, at 1.

[15]   *Id*. Since its NASDAQ delisting, the company's common stock has been quoted in the OTCQB marketplace operated by OTC Markets Group Inc. *See* http://www.otcmarkets.com/stock/CHBT/quote (last visited Sept. 26, 2013). OTC Markets Group Inc. operates an electronic quotation system that displays quotes from broker-dealers for many over-the-counter securities.

[16]   Form 12b-25 for the period ended June 30, 2011, at 1.

[17]   China-Biotics was given an opportunity to provide a Wells submission, *i.e.*, a "written statement to the Commission setting forth [its] interests and position in regard to the subject matter of the investigation." Rule 5(c) of the Commission's Rules on Informal and Other Procedures, 17 C.F.R. § 202.5(c). *See Procedures Relating to the Commencement of Enforcement Proceedings and Termination of Staff Investigations*, Exchange Act Release No. 9796, 1972 SEC LEXIS 238 (Sept. 27, 1972) ("Wells Release").

[18]   Letter from Counsel for the Company to Associate Director, Division of Enforcement, dated Sept. 23, 2011, at 1.

[19]   *Id.* at 4.

revocation or suspension of the registration of the company's securities is necessary or appropriate to protect investors. The OIP ordered that an initial decision be issued no later than 120 days from the date it was served on the parties. On October 31, 2011, the company appointed a new audit committee chairman.[20] On November 3, China-Biotics filed its answer to the OIP, acknowledging its delinquent filings and attributing their delinquency to the resignations of its auditor, CFO, and audit committee chairman.

1.   *China-Biotics sought access to the Division's entire investigative file under Commission Rule of Practice 230.*

The investigation that preceded the OIP was not limited to China-Biotics's failure to file periodic reports. Instead, it was part of a broader investigation that the Division staff continued after the OIP was issued. China-Biotics argued that it was entitled to all documents gathered in the investigation pursuant to Rule 230, which requires the Division to make available "documents obtained by the Division prior to the institution of proceedings, in connection with the investigation leading to the Division's recommendation to institute proceedings."[21] The Division sought to limit its production to documents relevant to the company's failure to file periodic reports.

The law judge initially ruled that Rule 230 required the Division to make available the entire investigative file. The Division then represented that the investigative file included documents that "were obtained from third parties as part of an ongoing investigation concerning conduct and potential securities law violations distinct from that addressed by the OIP."[22] The Division further represented that the conduct in question involved, among other things, possible false statements or omissions and that "[n]one of the custodians had any ability to affect the company's noncompliance with its periodic filing obligations, nor do the custodians have any ability to remedy [r]espondent's delinquent filings and assure its future compliance."[23] The law judge then reviewed a list categorizing the documents in the investigative file. She ruled that the Division was entitled to withhold several categories of documents pursuant to Rule 230(b)(1)(iv) "as not relevant to the subject matter of the proceeding or otherwise, for good cause shown."[24] But she identified two categories as possibly including relevant documents: (i) those produced by an investor relations firm and two of its employees and (ii) those produced by FINRA. The Division agreed to give China-Biotics access to those documents.

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[20]   Form 8-K filed Oct. 31, 2011, at 1.

[21]   17 C.F.R. § 230(a)(1).

[22]   Letter from the Division of Enforcement to the Admin. Law Judge, Dec. 16, 2011, at 1.

[23]   *Id.*

[24]   17 C.F.R. § 201.230(b)(1)(iv); *see* Pre-Hr'g Conference Tr. at 4 (Dec. 19, 2011).

2. ***The Division moved for summary disposition under Rule of Practice 250.***

During a pre-hearing conference on December 19, 2011, the law judge considered a request by the Division to file a motion for summary disposition under Rule of Practice 250.[25] China-Biotics opposed the motion, arguing that it was entitled to a hearing to explain its plan for submitting its delinquent reports and its claim that revocation would be extremely unusual when compared with other Section 12(j) cases. After determining that the company's plan could be adequately described in a written affidavit and that a hearing was not required to compare its filing history with that of other issuers, the law judge scheduled briefing.

On January 10, 2012, the Division filed its motion, arguing that this case raised no genuine issue of material fact and merited summary disposition as a matter of law because Exchange Act reporting is mandatory and the company's filing history was undisputed. In support, the Division cited Form 12b-25 filings in which China-Biotics conceded it could not predict when it would file its periodic reports and the BDO Report suggesting that serious issues needed to be resolved before audits could be completed.

On January 17, the company filed its opposition brief, arguing that it "should be permitted the additional month or so until the hearing [*i.e.*, until February 2012] to bring its filings up to date" (without mentioning the 120-day timeframe for the initial decision specified in the OIP) and that any earlier update would amount to premature discovery for the Division.[26] The company also argued that revocation would be punitive because its "lapse is among the least serious of any respondent uncovered by our research or any research cited by the Division."[27] It also renewed its request for access to the entire investigative file under Rule 230, arguing that the description of the BDO Report and the company's financial reports in the Division's motion for summary disposition "put[] . . . the financial reporting allegations" at issue.[28]

On February 9, China-Biotics filed another Form 12b-25, acknowledging that the company had "not yet retained a new auditor" and that it could not predict when it would file the Form 10-Q for the period ended December 31, 2011.[29]

3. ***The law judge issued the initial decision.***

The law judge issued the initial decision on February 22, 2012. Finding no genuine issue with regard to any material fact, she granted the Division's motion for summary disposition and found that revocation served the public interest. She observed that the company's failure to file

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[25]   17 C.F.R. § 201.250.

[26]   Respt's Br. Opposing Mot. for Summ. Disposition at 4 & 6 (Jan. 17, 2012).

[27]   *Id*. at 12.

[28]   *Id*. at 3−4.

[29]   Form 12b-25 for the quarter ended Dec. 31, 2011, at 1.

timely periodic reports for any period after the quarter ended December 31, 2010 was undisputed and concluded that these violations would continue indefinitely in light of its failure to appoint an auditor or to describe its efforts to meet its reporting obligations. The law judge declined to "reopen any issues related to the investigative file," noting that those issues "have been fully addressed" and that "China-Biotics does not argue that the Division has failed to comply with the disclosure ordered" by the law judge.[30]

4. *The company appealed the initial decision.*

On March 14, 2012, China-Biotics petitioned for review of the initial decision, asking that the proceedings be dismissed without revocation or suspension. In its petition, the company estimated that its annual audits for the years ended March 31, 2011 and 2012 would be completed by the end of June 2012 and that the pending interim reviews would be completed by the end of July 2012.[31] Assuming compliance with this schedule, the company argued that revocation would not be in the public interest. China-Biotics also argued that the 120-day timeframe for the initial decision had been insufficient and that various scheduling errors by the law judge prejudiced its defense. The company further argued that, because the 120-day timeframe was not extended and the discovery dispute "consumed approximately half of the four-month time period," the schedule unfairly "tilted the playing field" in favor of the Division's motion for summary disposition.[32] The company also contended that the law judge erred in permitting the Division to withhold documents from its investigative file.

D. China-Biotics continued to struggle to meet its reporting obligations.

1. *The company appointed a new audit committee chairman and auditor after the initial decision.*

On February 25, 2012, three days after the initial decision, the company's board asked its audit committee chairman to resign after he had served for approximately four months, and the company immediately announced his replacement.[33] The next day, February 26, the newly

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[30]   The company acknowledged that the Division provided access to the investigative file documents consistent with the law judge's order and stated it had reviewed those documents, including documents produced by BDO. Resp't Br. Opposing Mot. for Summ. Disposition at 5.

[31]   Pet. for Review of Initial Decision at 18. In its briefs, the company asked for "at least three months from the end of the Commission's briefing schedule [setting a deadline of September 6, 2012] to come into compliance with its reporting obligations." Resp't Br. at 35; Reply Br. at 11.

[32]   Resp't Br. at 19 & 21.

[33]   Form 8-K filed Feb. 29, 2012 (Item 5.02), at 1 (stating that "[t]he resignation was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices").

constituted audit committee appointed Weinberg & Company, P.A. as the company's new auditor.[34]

2.   *The company's violations continued after it filed its appeal.*

As of the date of the initial decision, four of China-Biotics's periodic reports were delinquent—its annual report for its year ended March 31, 2011 and its quarterly reports for periods ended June 30, September 30, and December 31, 2011. For more than a year after the company filed its petition for review on March 14, 2012, each of these reports was still delinquent.[35] The company also untimely filed its annual report for the year ended March 31, 2012 and its quarterly reports for the periods ended June 30 and September 30, 2012. It filed its Form 10-K for the year ended March 31, 2011 on May 21, 2013—more than two years after the end of the reporting period. It filed its Forms 10-Q for quarterly periods ended June 30, September 30, and December 31, 2011 on June 24, 2013—a year and a half after the last of these periods.

a.   *China-Biotics filed a Form 10-K for the fiscal year ended March 31, 2012 in September 2012.*

On June 29, 2012, China-Biotics filed another Form 12b-25 notifying the Commission that it would not timely file its Form 10-K for the fiscal year ended March 31, 2012. China-Biotics stated that Weinberg's "audit of the Company's financial statements for the fiscal years ended March 31, 2012 and March 31, 2011 (and the review by Weinberg of the Company's financial statements for the fiscal year ended March 31, 2010 for comparison purposes) has not yet been completed."[36]

Almost three months later, on September 14, 2012, China-Biotics filed its Form 10-K for the fiscal year ended March 31, 2012. Like the company's Form 10-K for the year ended March 31, 2010, the 2012 Form 10-K stated that management is responsible for establishing and maintaining adequate internal control over financial reporting.[37] But unlike the 2010 Form 10-K, the relevant section of the 2012 Form 10-K did not state that the company's management had evaluated the effectiveness of its internal control over financial reporting as of the end of the fiscal year, did not identify the framework used for the evaluation, and did not include the

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[34]   Form 8-K filed Feb. 29, 2012 (Item 4.01(b)), at 1.

[35]   While these events were not covered by the OIP or the initial decision, we take official notice of them as relevant to our analysis of the public interest. *See supra* note 2; *see also Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313, at *24 n.31 (July 6, 2011); *Nature's Sunshine Products, Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *22 n.27 (Jan. 21, 2009).

[36]   Form 12b-25 for the fiscal year ended Mar. 31, 2012, at 2.

[37]   Form 10-K for the fiscal year ended Mar. 31, 2012, at 73; Form 10-K for the fiscal year ended Mar. 31, 2010 at 80.

management assessment, including an express statement as to whether the internal control was effective as of the last day of the fiscal year.[38] The 2012 Form 10-K did acknowledge "a lack of U.S. GAAP [*i.e.*, Generally Accepted Accounting Principles] experience among [its] senior management personnel, a weakness in efficiency and controls related to the financial statement closing process[,] and inconsistent corporate governance and financial controls."[39] The Form 10-K also acknowledged that these were material weaknesses in the company's disclosure controls and procedures and in its internal controls over financial reporting, which "have affected and could continue to affect [its] ability to ensure timely and reliable financial reports" and "weaken investor confidence in [its] financial reporting."[40]

China-Biotics also acknowledged that the Division of Corporation Finance sent it a letter on January 9, 2012 (before the initial decision) informing it of the Division's conclusion that the company's inexperience with U.S. GAAP was a material weakness in its disclosure controls and

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[38]   *Compare* Form 10-K for the fiscal year ended Mar. 31, 2012, at 74 (stating that "management is continuing its review") and Form 10-K for the fiscal year ended Mar. 31, 2010, at 80 (stating that "Management conducted its evaluation of the effectiveness of its internal control over financial reporting based on the framework in 'Internal Control-Integrated Framework' issued by the Committee of Sponsoring Organizations of the Treadway Commission ('COSO') as of March 31, 2010" and including an assessment of effectiveness as of the end of the fiscal year). *See infra* notes 81−82 and accompanying text.

[39]   Form 10-K for the fiscal year ended Mar. 31, 2012, at 17.

[40]   *Id*. Exchange Act Rule 13a-15(e), 17 C.F.R. § 240.13a-15(e), defines "disclosure controls and procedures" as controls and procedures "designed to ensure that information required to be disclosed by an issuer in [its Exchange Act] reports . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Exchange Act Rule 13a-15(f), 17 C.F.R. § 240.13a-15(f), defines "internal control over financial reporting" as

> a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
>
> (1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
>
> (2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
>
> (3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

procedures and in its internal controls over financial reporting. According to China-Biotics, Corporation Finance staff "concluded that those primarily responsible for the preparation of the Company's books and records and financial statements" (including its former and interim CFOs) "d[id] not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP."[41]

Although the 2012 Form 10-K did not include management's conclusion as to whether the company's internal control over financial reporting was effective as of March 31, 2012, it identified the following material weaknesses in its internal control over financial reporting:

> (i) a lack of senior management personnel who have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP; (ii) the Company did not maintain an adequate financial reporting organizational structure (in part due to the turnover of the executives in the CFO and Interim CFO positions) to support the complexity and operating activities of the Company resulting in a weakness in efficiency and controls related to the financial statement closing process; and (iii) the Company may not have maintained sufficiently consistent corporate governance (including proper recording of minutes of meetings and decisions of the Company's Board of Directors) and financial controls to ensure proper delegation of authority limits and timeliness of Board approval for significant transactions.[42]

b. *The 2012 Form 10-K disclosed significant changes to China-Biotics's financial results and business.*

China-Biotics's Form 10-K for the year ended March 31, 2012 described changes to the company's financial condition and business during the more than two years since it filed its last annual report. According to the report, the company's net income for the fiscal year ended March 31, 2012 was $2.8 million (down from $15.6 million in the fiscal year ended March 31, 2010) and earnings per share for the fiscal year was $0.13 (down from $0.80 in the fiscal year ended March 31, 2010). China-Biotics also described its transformation from a "retail, business-to-consumer model to a wholesale, business-to-business model," including its "clos[ure of] all of its retail outlets by the end of fiscal year 2011" and its expansion into dairy and animal feed.[43] The company disclosed that it paid approximately $3.25 million during the fiscal year ended March

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[41]   Form 10-K for the fiscal year ended Mar. 31, 2012, at 73. The January 2012 letter directed the company to amend its Form 10-K for its fiscal year ended March 31, 2010 to disclose these material weaknesses. The 2010 Form 10-K had stated that the internal controls over financial reporting and the disclosure controls and procedures were effective. Form 10-K for the fiscal year ended Mar. 31, 2010, at 80. The company never filed an amendment to the 2010 Form 10-K.

[42]   *Id*. at 74.

[43]   *Id.* at 35, 36, 7.

31, 2011 to acquire land use rights for a new animal feed additive facility and that it began construction of this facility in June 2012.

      c.   ***China-Biotics filed, on an untimely basis, its Forms 10-Q for the periods ended September 30, 2012 and June 30, 2012.***

China-Biotics's Form 10-Q for the period ended June 30, 2012 was due on August 14, 2012. Instead of filing it that day, the company filed another Form 12b-25, which confirmed that Weinberg's audits for fiscal years ended March 31, 2012 and 2011 were still not completed. It did not provide any update as to their expected completion. China-Biotics did not file its Form 10-Q for the quarter ended June 30, 2012 until more than four months later, on January 4, 2013.[44]

November 14, 2012 was the deadline for the company's Form 10-Q for the quarter ended September 30, 2012. On that day the company filed yet another Form 12b-25, stating that the company could not predict when it would file the Form 10-Q and that its delinquency resulted from "staffing limitations that have hindered [its] financial statement and report preparation process."[45] It did not file this Form 10-Q until December 26, 2012—more than a month late.

China-Biotics did timely file its Form 10-Q for the period ended December 31, 2012 on February 14, 2013. But this report (like the previous two Forms 10-Q) acknowledged continuing material weaknesses in its disclosure controls and procedures and internal control over financial reporting. Though China-Biotics stated that it had "taken steps" to improve its reporting on a going-forward basis, each of the three Forms 10-Q stated that the company's "Audit Committee and [its] management are still engaged in discussions about how best to rectify fully the material weakness in [its] disclosure controls and procedures" and "material weaknesses in [its] internal control over financial reporting."[46] The Forms 10-Q each acknowledged that the company's disclosure controls and procedures "were not effective and suffered from a material weakness because of the Company's lack of training and/or experience with preparing financial statements in accordance with U.S. GAAP."[47] All three forms acknowledged the same continuing

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[44]   This Form 10-Q for the period ended June 30, 2012 disclosed that "[d]uring April and June 2012, there was a public health issue relating to so-called 'poison capsules' in China that adversely affected" its sales, and that its retail sales for the three months ended June 30, 2012 "decreased 46% compared with the same period the prior year." Form 10-Q for the quarter ended June 30, 2012, at 21. The company made this disclosure in January 2013—almost six months after the period had ended.

[45]   Form 12b-25 for the quarter ended Sept. 30, 2012, at 2.

[46]   Form 10-Q for the quarter ended June 30, 2012, at 33; Form 10-Q for the quarter ended Sept. 30, 2012, at 37; Form 10-Q for the quarter ended Dec. 31. 2012, at 37−38.

[47]   Form 10-Q for the quarter ended June 30, 2012, at 33; Form 10-Q for the quarter ended Sept. 30, 2012, at 37; Form 10-Q for the quarter ended Dec. 31. 2012, at 38.

weaknesses in internal control over financial reporting that were described in the Form 10-K for the year ended March 31, 2012.[48]

d.   China-Biotics filed its Form 10-K for the fiscal year ended March 31, 2011 in May 2013.

On May 21, 2013, China Biotics filed its Form 10-K for the fiscal year ended March 31, 2011. Like the 2012 Form 10-K, the company's 2011 Form 10-K did not state that the company's management had evaluated the effectiveness of its internal control over financial reporting as of the end of the fiscal year, did not identify the framework used for the evaluation, and did not include the management assessment, including an express statement as to whether the internal control over financial reporting was effective as of the last day of the fiscal year.[49]

The 2011 Form 10-K included an attestation report from Weinberg concluding that, as a result of material weaknesses, the company had not maintained effective internal control over financial reporting as of March 31, 2011.[50]

e.   China-Biotics filed its Forms 10-Q for periods ended in 2011 in June 2013.

On June 24, 2013, the company filed delinquent Forms 10-Q for the periods ending June 30, 2011; September 30, 2011; and December 31, 2011. All three reports acknowledged continuing weaknesses in internal control over financial reporting and disclosure controls and procedures.

f.   China-Biotics filed its Form 10-K for the year ended on March 31, 2013 in July 2013.

On July 12, 2013, after reporting a delay on Form 12b-25, the company filed a Form 10-K for the fiscal year ended March 31, 2013. Like its previous eight periodic reports, this Form 10-K acknowledged weaknesses in China-Biotics's disclosure controls and procedures and internal control over financial reporting. More than a year and a half after staff from the Division of Corporation Finance identified such weaknesses and instructed the company to file an amended 2010 Form 10-K, the company reported ongoing internal discussions about material weaknesses and acknowledged its continuing failure to file the amended 2010 Form 10-K. It reported that it hired a Vice President of Finance and an external consultant in December 2012 and April 2013, respectively, and that its remediation measures have materially improved its

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[48]   Form 10-Q for the quarter ended June 30, 2012, at 33; Form 10-Q for the quarter ended Sept. 30, 2012, at 38; Form 10-Q for the quarter ended Dec. 31, 2012, at 38.

[49]   Form 10-K for the fiscal year ended Mar. 31, 2011, at 78 (stating that "management is continuing its review"); *see supra* note 38.

[50]   *Id.* at 80 (describing material weaknesses).

weaknesses.[51] But the Form 10-K acknowledged that its senior management still do not have the experience to prepare financial statements in accordance with U.S. GAAP and that it did not "maintain an adequate financial reporting organizational structure to support the complexity and operating activities of the company."[52] It reported management's conclusion that its disclosure controls and procedures and internal control over financial reporting were not effective but did not identify the framework used by management to evaluate internal control over financial reporting as required by Item 308 of Regulation S-K.

g.   *China Biotics filed its Form 10-Q for the period ended June 30, 2013.*

On August 14, 2013, the company filed its Form 10-Q for the period ended June 30, 2013. The company acknowledged continuing weaknesses in its internal control over financial reporting and management's conclusion that its disclosure controls and procedures were not effective as of June 30, 2013.[53] The company also reported that there had been no change in the company's internal control over financial reporting that "materially affected, or [was] reasonably likely to materially affect, the Company's internal control over financial reporting."[54]

III.

Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file with the Commission annual and quarterly reports "for the proper protection of investors and to insure fair dealing" in the company's securities.[55] Exchange Act Rules 13a-1 and 13a-13 set forth the requirements for those reports.[56] China-Biotics's common stock is registered under Exchange Act Section 12. The company concedes that, as of the date of the initial decision, it had not filed such reports for any period after December 31, 2010. Its annual report for its year ended March 31, 2011 and its quarterly reports for the periods ended June 30, September 30, and December 31, 2011 were still delinquent when the company filed its petition for review. The company's annual report for the year ended March 31, 2012 and its quarterly reports for the periods ended June 30 and September 30, 2012 were filed late. The company then filed its annual report for the year ended March 31, 2011 almost two years late and its quarterly

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[51]   Form 10-K for the fiscal year ended Mar. 31, 2013, at 89, 90.

[52]   *Id.* at 89. These changes do not appear to address the Division of Corporation Finance staff's concern that the company's reliance on a consultant "to assist with the preparation and fulfillment of all [Commission] and U.S. GAAP reporting requirements was further evidence that [its] accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP." *Id.* at 90.

[53]   Form 10-Q for the quarter ended June 30, 2013, at 35.

[54]   *Id.*

[55]   15 U.S.C. § 78m(a).

[56]   17 C.F.R. §§ 240.13a-1, 13a-13.

reports for the periods ended in 2011 more than a year late. Accordingly, we find that the company violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Exchange Act Section 12(j) authorizes us, as we deem necessary or appropriate for the protection of investors, to either suspend the registration of a security for a period not exceeding twelve months or to revoke it if an issuer fails to comply with any provision of the Exchange Act or its rules and regulations.[57] In determining the appropriate response under Section 12(j), we are guided by the non-exclusive public interest factors first set forth in *Gateway Int'l Holdings, Inc.*[58] They include (i) the seriousness of the issuer's violations; (ii) the isolated or recurrent nature of the violations; (iii) the degree of culpability involved; (iv) the extent of the issuer's efforts to remedy its past violations and ensure future compliance; and (v) the credibility of its assurances, if any, against further violations.[59] Based on these considerations, revocation is appropriate here.

China-Biotics's violations were serious, recurrent, and demonstrate a high degree of culpability. The company, which has approximately twenty-two million shares of common stock outstanding, did not file a single periodic report for more than a year and a half, depriving existing and prospective holders of current and reliable information about the company's operations and financial condition. And despite multiple warnings and the institution of these proceedings, the company's Form 10-K for the fiscal year ended March 31, 2011 was delinquent for almost two years and its three Forms 10-Q for the quarterly periods ended in 2011 were each more than a year delinquent. China-Biotics also failed to timely file three periodic reports that were due after it appealed the initial decision. China-Biotics's pattern of serious delinquencies strongly weighs in favor of revocation.[60]

The company's 2011 periodic report delinquencies are especially serious because these periods coincided with significant changes to the company's financial results, changes to its business model, turnover in management, and major financial investments.[61] This is precisely the

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[57]   15 U.S.C. § 78*l*(j).

[58]   Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19−20 (May 31, 2006).

[59]   *Id*.

[60]   It is not necessary to find that China-Biotics was aware of, or intentionally ignored, its reporting obligations as scienter is not necessary to establish grounds for revocation. *See Ponce v. SEC*, 345 F.3d 722, 737 n.10 (9th Cir. 2003); *SEC v. McNulty*, 137 F.3d 732, 740−41 (2d Cir. 1998). In any case, the company does not contend that its violations were inadvertent or accidental.

[61]   *See Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 SEC LEXIS 2024, at *41 (June 29, 2012) (noting that reporting violations were especially significant when they "occurred during a period when the [c]ompany admittedly engaged in various and significant changes in its business").

kind of material information that must be disclosed on a timely basis under Exchange Act Section 13 to ensure fair dealing in a company's securities.[62]

China-Biotics acknowledges these delinquencies but contends that we should overlook them because it claims they are less numerous than those of other issuers who had their stock's registration revoked for delinquent filings. It argues that the seriousness of its violations should be assessed by comparing its missed filings with the number of missed filings in other Exchange Act Section 12(j) proceedings.[63] It further suggests that our analysis should focus on the fact that it had failed to file only two pre-OIP reports and that its Rule 12b-25 notices mitigate its culpability.

Congress enacted the reporting requirements to ensure "the proper protection of investors and to insure fair dealing" in registered securities.[64] Exchange Act reports are "one of the primary sources of information available to guide the decisions of the investing public."[65] As such, the reporting requirements are one of the primary statutory tools for protecting the integrity of the securities marketplace. Rather than comparing the number of delinquent filings in this case to those in other Section 12(j) proceedings, the public interest analysis focuses on investors' access to accurate and timely information about an issuer's operations and financial condition.[66] To comply with Exchange Act Section 13, reports must also be reliable and complete.[67]

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[62] *See SC&T Int'l, Inc.*, Exchange Act Release No. 41815, 54 SEC 320, 1999 SEC LEXIS 1755, at *12−13 (Sept. 1, 1999) (stating that investors are "entitled to assume" that listed companies will "promptly and accurately comply with their reporting obligations under the Exchange Act" and that these requirements "ensure[] the maintenance of fair and honest markets in securities").

[63] The company provided a chart purporting to list the Section 12(j) proceedings instituted in 2010 and the number of Exchange Act filings each issuer had missed when the proceedings were instituted. It purports to demonstrate that, when the OIP was issued, the company's reporting violations were less recurrent than those of other issuers who had been charged in Section 12(j) proceedings.

[64] 15 U.S.C. § 78m(a).

[65] *United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984); *see also Tara Gold Resources Corp. v. SEC*, 678 F.3d 557, 559−60 (7th Cir. 2012) (noting that a respondent's longstanding delinquencies in filing Exchange Act reports constituted a "long-term failure to fulfill its legal duties" and that "[b]oth FINRA and potential market makers could, and should, consider that fact when deciding whether to allow public markets in [the respondent's] stock").

[66] *See Impax Labs., Inc*., Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *32, *25 (May 23, 2008) (also stating that repeated missed filings are recurrent and serious regardless of whether they are "due to one or multiple causes").

[67] *See Calais Resources, Inc.*, Exchange Act Release No. 67312, 2012 SEC LEXIS 2023, at *22 (June 29, 2012) ("Calais's contention that its reports contain accurate information responds only to one of the concerns addressed by the Exchange Act's reporting requirements.").

Timely filing of each report is statutorily required. Exchange Act Section 12(j) does not require a minimum number of missed filings before an administrative proceeding may be brought or before revocation may be considered. Nor do we agree that only the company's pre-OIP filing record should be considered.[68] Indeed, the company's public filings at the time the OIP was issued gave good reason to believe that its delinquencies might continue indefinitely.[69]

In addition, China-Biotics's Form 12b-25 notices do not mitigate its failures to provide the investing public with timely disclosure about its business and financial results.[70] If an issuer knows it will not be able to meet a periodic reporting deadline, it is required to file a Form 12b-25 notifying the Commission of the reasons for the delay.[71] While not filing a Form 12b-25 may be an aggravating factor, filing a required Form 12b-25 is not mitigating.[72]

In any event, the company's argument fails to take into account the other *Gateway* factors. Although the number of delinquent filings is one of the relevant "facts and

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[68]   The company's comparison reflects only its pre-OIP filing failures.

[69]   At that time, the company's longstanding auditor had resigned after concluding it had discovered likely illegal acts and that the board had not appropriately responded. The CFO and audit committee chairman had resigned. The company stated that it could not predict when it would file the delinquent report, voluntarily delisted, and indicated that the continued listing requirements "imposed difficult burdens." Form 8-K filed June 29, 2011, at 1. Two months later, on August 10, 2011, the company filed another Form 12b-25 stating that it had not retained a new auditor and that it "[could not] predict when it will be in a position to file" its report. Form 12b-25 for the period ended June 30, 2011, at 1.

[70]   *See Am. Stellar Energy, Inc.*, Exchange Act Release No. 64897, 2011 SEC LEXIS 2455, at *30 (July 18, 2011) (revoking registration after multiple Form 12b-25 notices were timely filed); *Nature's Sunshine Products, Inc.*, 2009 SEC LEXIS 81, at *11 (revoking after issuer filed Form 12b-25 stating that the issuer could not predict when it would become compliant).

[71]   *See supra* note 4.

[72]   As we have previously held, "[w]hile the presence of any . . . aggravating circumstances justify[] an increase in sanctions, their absence is not mitigating." *Michael Frederick Siegel*, Exchange Act Release No. 58737, 2008 SEC LEXIS 2459, at *43 (Oct. 6, 2008), *vacated in part and remanded on other grounds*, 592 F.3d 147, 157 (D.C. Cir. 2010); *see also Andrew P. Gonchar*, Exchange Act Release No. 60506, 2009 SEC LEXIS 2797, at *54 (Aug. 14, 2009) (rejecting argument that applicants' violations of FINRA rules were mitigated with their general compliance with the rules in other instances), *aff'd*, 409 F. App'x 396 (2d Cir. 2010); *Navistar Int'l Corp.*, Exchange Act Release No. 56769, 2007 SEC LEXIS 2597, at *31−32 (Nov. 8. 2007) (stating that notification to investors that filings are late "is no substitute for the timely reporting of adequate financial information").

circumstances," each *Gateway* factor is non-exclusive and no single factor is dispositive.[73] The remaining *Gateway* factors—the company's efforts, if any, to return to compliance and the credibility of management's assurances against further violations—also support revocation.

Despite the assurances it gave during the investigation, the initial decision proceeding, and this appeal that its filings would be forthcoming, China-Biotics repeatedly failed to adhere to its own proposed timetables for filing its delinquent reports. In response to the Wells notice, China-Biotics asked the Commission to postpone any enforcement action for 6 to 9 months. In its January 2012 opposition to the Division's motion for summary disposition, China-Biotics asked for "an additional month or so" to make its delinquent filings.[74] In its petition for Commission review, the company indicated that its Forms 10-K and Forms 10-Q would be ready in June and July 2012. Then the company filed briefs seeking a further extension until September 2012 to remedy its reporting violations.[75] China-Biotics did not meet any of these deadlines or adequately explain these failures. Moreover, while the company was proposing these successive deadlines as part of these proceedings, China-Biotics was simultaneously representing in multiple Forms 12b-25 that it was unable to predict when it would be in a position to become current.

The company's response to the June 2011 resignation of its auditor, CFO, and audit committee chairman reflected a similar pattern of delay. For instance, China-Biotics took four months to appoint a new audit committee chairman, and it did so only days before filing its answer to the OIP. After the initial decision, it replaced the audit committee chairman yet again and appointed Weinberg as its new auditor. It has not hired a new permanent CFO, has had numerous interim CFOs, and acknowledged that its acting CFOs did not have the necessary experience with GAAP. This pattern contributes to material weaknesses that the company has acknowledged "have affected and could continue to affect [its] ability to ensure timely and reliable financial reports" and "weaken investor confidence in [its] financial reporting."[76]

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[73]   *Impax Labs., Inc.*, 2008 SEC LEXIS 1197, at *39 &*22; *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *19; *cf. Zacharias v. SEC*, 569 F.3d 458, 470 (D.C. Cir. 2009) (noting that the Commission is "not obligated to make its sanctions uniform"); *Geiger v. SEC*, 363 F.3d 481, 488 (D.C. Cir. 2004) (declining to "compare this sanction to those imposed in previous cases"); *see generally Butz v. Glover Livestock Comm'n Co.*, 411 U.S. 182, 187 (1973) ("The employment of a sanction within the authority of an administrative agency is . . . not rendered invalid in a particular case because it is more severe than sanctions imposed in other cases.").

[74]   Resp't Br. Opposing Mot. for Summ. Disposition at 6.

[75]   Resp't Br. at 35, Reply Br. at 11.

[76]   Form 10-K for the fiscal year ended Mar. 31, 2012, at 17; Form 10-K for the fiscal year ended March 31, 2011, at 17; *see also Michael C. Pattison*, Exchange Act Release No. 67900, 2012 SEC LEXIS 2973, at *31 (Sept. 20, 2012) (stating that internal controls "are basic indicators of the reliability of the financial statements and the accounting system and records from which financial statements are prepared" (internal quotation omitted)); *Mgmt's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act*

China-Biotics's purported compliance efforts are further discredited by its "troubling willingness . . . to ignore clear staff directives regarding its reporting obligations under the Exchange Act."[77] The company's prolonged and continuing failure, for more than a year and a half, to follow Corporation Finance staff's direction to amend its 2010 Form 10-K or to explain its longstanding failure to do so offers little assurance of the company's commitment to Exchange Act reporting.

The company moved to adduce its 2011 and 2012 Forms 10-K and Forms 10-Q as additional evidence to "demonstrate[] that China-Biotics is in the process of returning to compliance with its reporting obligations"[78] and that, as of June 28, 2013, it had "come current in its reporting obligations."[79] These filings, however, neither remedy the company's repeated failures to file timely periodic reports nor obviate the public interest in revocation.[80] The company has consistently failed to meaningfully address the need to amend its Form 10-K for the year ended March 31, 2010. Moreover, the company's Forms 10-K for the fiscal years ended March 31, 2011 and March 31, 2012 are materially deficient. They do not satisfy Item 308(a) of Regulation S-K, which requires Forms 10-K to state that management has assessed the effectiveness of internal control over financial reporting as of the end of the fiscal year, identify the framework used by management for this evaluation, and disclose management's assessment as of the end of the fiscal year, "including a statement as to whether or not internal control over financial reporting is effective."[81] As we have previously held, such failures render the Forms

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Periodic Reports, Exchange Act Release No. 47986, 68 Fed. Reg. 36636, 36656 (June 5, 2003) (stating that "[a]n effective system of internal control over financial reporting is necessary to produce reliable financial statements and other financial information used by investors").

[77]   *Calais Resources, Inc.,* 2012 SEC LEXIS 2023, at *23.

[78]   Resp't Mot. for Leave to Adduce Additional Evidence, Sept. 14, 2012, at 1; Resp't Second Mot. For Leave to Adduce Additional Evidence, Jan. 10, 2013, at 1; Resp't Third Mot. For Leave to Adduce Additional Evidence, Feb. 20, 2013, at 1; Resp't Fourth Mot. For Leave to Adduce Additional Evidence, May 28, 2013, at 1.

[79]   Resp't Fifth Mot. for Leave to Adduce Additional Evidence, June 28, 2013, at 2.

[80]   *See, e.g.*, *Nature's Sunshine Products, Inc.*, 2009 SEC LEXIS 81, at *24 (stating that "last minute filings before oral argument d[id] not alter our conclusion that revocation [was] appropriate"); *Calais Resources, Inc.,* 2012 SEC LEXIS 2023, at *20 (stating that the issuer "remains out of compliance until all of the deficiencies have been resolved"); *Citizens Capital Corp.*, 2012 SEC LEXIS 2024, at *42 (finding that "delinquent and deficient filings and other disclosure failures indicate that [the issuer] still does not appreciate the importance of regulatory compliance").

[81]   17 C.F.R. § 229.308(a)(2)−(3); *see Mgmt's Report on Internal Control over Fin. Reporting and Cert. of Disclosure in Exch. Act Periodic Reports*, Exchange Act Release No. 47986, 2003 SEC LEXIS 1380, at *135−36 (June 5, 2003), noting that

10-K materially deficient, violate Exchange Act Section 13(a), and demonstrate the public interest in revocation.[82]

China-Biotics further argues that "where a company has become current in its financial reporting, and the investing public has timely information concerning the company's stock, revocation of its registration is disfavored" and would be punitive.[83] This argument is particularly unpersuasive because China-Biotics's delinquent and materially deficient reports do not render it current or compliant with its Exchange Act obligations.[84] And even if an issuer has filed all delinquent periodic reports, revocation can be appropriate, particularly when, as here, the delinquencies continued for an extended period without adequate explanation.[85] Such a filing

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An effective system of internal control over financial reporting is necessary to produce reliable financial statements and other financial information used by investors. By requiring a report of management stating management's responsibility for the company's financial statements and internal control over financial reporting and management's assessment regarding the effectiveness of such control, investors will be able to better evaluate management's performance of its stewardship responsibilities and the reliability of a company's financial statements and other unaudited financial information.

[82] *See Nature's Sunshine Products, Inc.*, 2009 SEC LEXIS 81, at *25 (finding that the "failure of the [c]ompany's management to complete its assessment of internal control over financial reporting . . . renders the 2006 Form 10-K materially deficient and in noncompliance with Exchange Act Section 13(a)"), citing 17 C.F.R. § 229.308(a) and Compliance and Disclosure Interpretation, Question 115.02 (Regulation S-K) available at: www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm (expressing the view that non-accelerated filers' failure to provide management's report on internal control over financial reporting in Form 10-K "renders the annual report materially deficient," and that, as a result, "the company would not be timely or current in its Exchange Act reporting"); *see also Am. Stellar Energy, Inc.*, 2011 SEC LEXIS 2455, at *21; *Calais Resources, Inc.*, 2012 SEC LEXIS 2023, at *20; *Citizens Capital Corp.*, 2012 SEC LEXIS 2024, at *20.

[83] Resp't Third Mot. to Adduce Additional Evidence, Feb. 20, 2013, at 1−2.

[84] *Calais Resources, Inc.*, 2012 SEC LEXIS 2023, at *20−21 (noting that "filings [that] are not fully compliant with regulatory requirements" do not render the issuer "'current' with respect to its reporting requirements").

[85] *See, e.g., Nature's Sunshine Prods., Inc.*, 2009 SEC LEXIS 81, at *34 ("Dismissal . . . would reward those issuers who fail to file required periodic reports when due over an extended period of time, become the subject of Exchange Act Section 12(j) revocation proceedings, and then, on the eve of hearings before the law judge or, in this case, oral argument on appeal, make last-minute filings in an effort to bring themselves current with their reporting obligations, while prolonging indefinitely the period during which public investors would be without accurate, complete, and timely reports (that comply with the requirements of the Exchange Act and its rules and regulations) to make informed investment decisions."); *Am. Stellar Energy, Inc.*, 2011 SEC LEXIS 2455, at *28 (same).

history may ultimately "suggest[] 'a troubling pattern . . . of complying with regulatory requirements only when [the issuer] has concluded that its continued failure to do so will result in significant adverse consequences.'"[86]

Here, the company's recent filings, one of which was almost two years late, neither cure the company's past violations nor provide credible assurances against further violations. Nor do such late filings remedy the harm caused by China-Biotics's delinquencies because the "timeliness of information [in periodic reports] has considerable value to investors and the markets" and "a lengthy delay before that information becomes available makes the information less valuable to investors."[87] Moreover, the company previously acknowledged that "staffing limitations . . . have hindered the Company's financial statement and report preparation process."[88] In its January 10, 2012 motion to adduce additional evidence, the company asserted that these issues have been resolved but we note that the company has not hired a permanent chief financial officer experienced in U.S. GAAP. Its missed deadlines, numerous and lengthy delinquencies, and materially deficient Form 10-K filings also cast doubt on its commitment to its reporting obligations.[89]

In its opening brief, the company asserted that, with the appointment of a new auditor, it was "on the cusp of becoming compliant" because "the only [previous] obstacle to China-Biotics filing its periodic reports was the fact that it did not have an auditor."[90] The company's claim in this regard is especially unpersuasive because the company's 2011 reports remained delinquent for more than a year after Weinberg replaced BDO as its auditor. In fact, the company repeatedly acknowledged material weaknesses in its own disclosure and internal controls and declined opportunities to explain its plan for making its still-delinquent filings in response to NASDAQ's

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[86]   *Calais Resources, Inc*., 2012 SEC LEXIS 2023, at *27−28.

[87]   *Acceleration of Periodic Report Filing Dates and Disclosure Concerning Web Site Access to Reports*, Exchange Act Release No. 46464, 67 Fed. Reg. 58,470, 58,483 (Sept. 16, 2002); *see also Calais Resources, Inc.*, 2012 SEC LEXIS 2023, at *22 (explaining that the Exchange Act reporting requirements are designed to assure the investing public of access to "information that is timely as well as accurate" and that late filings do not remedy harm to "investors who would otherwise have had access to current and relevant information about" the issuer but who "had no current quarterly or annual reports . . . to review" while they were making investment decisions).

[88]   Form 12b-25 for the quarter ended Sept. 30, 2012, at 2.

[89]   *See Am. Stellar Energy, Inc.*, 2011 SEC LEXIS 2455, at *19 ("In determining whether an issuer's assurances against future violations are credible, one factor we consider is whether the issuer is able to adhere to reasonable schedules that the issuer has proposed for the fulfillment of delinquent filing obligations.").

[90]   Resp't Br. at 34 & 35.

inquiry, in its answer to the OIP, during conferences with the law judge, in opposition to summary disposition and in its briefs on appeal.[91]

China-Biotics also claims that "[r]evocation is a disfavored result because it deprives investors of a market for their stock" and that its existing investors "are better off if the Company remains subject to Commission scrutiny."[92] But as we held in *Gateway*, "[t]he extent of any harm that may result to existing shareholders [from revocation] cannot be the determining factor in our analysis;" rather, "[i]n evaluating what is necessary or appropriate to protect investors, 'regard must be had not only for existing stockholders of the issuer, but also for potential investors.'"[93] Nor are we persuaded by the company's contention that "prospective investors are well aware of uncertainties associated" with an investment in its securities.[94] All investors in the marketplace, both current and prospective, have been deprived of timely reports that accurately reflect the company's financial situation and material business developments.

We find no basis for crediting China-Biotics for multiple, and materially deficient, reports it filed months and even years after the reporting periods had ended, which is effectively what it is seeking. Contrary to the company's claim that revocation is disfavored under such circumstances, as we held in *Nature's Sunshine Products, Inc.*, dismissing proceedings against issuers with "numerous filing delinquencies and unresolved deficiencies, would significantly detract from the Exchange Act's reporting requirements."[95] Such conduct is "offensive to the central purpose of the periodic reporting system Congress established through the Exchange Act"

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[91]   Similarly, the BDO Report described the board's failure to "prepare[] a specific plan for investigating and remediating the irregularities [it] identified." BDO Report at 4.

[92]   Resp't Br. at 34; Reply Br. at 2.

[93]   *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *31; *see also Citizens Capital Corp.*, 2012 SEC LEXIS 2024, at *36 (finding that "[r]evocation is a prospective remedy and is imposed based on our concern about protecting future investors in the company").

[94]   Reply Br. at 10.

[95]   2009 SEC LEXIS 81, at *33−34; *see also Calais Resources, Inc.*, 2012 SEC LEXIS 2023, at *18 & 21−22 (explaining that a "repeated failure to file [] periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other Gateway factors would justify a sanction less than revocation" and the "mere filing of a past due report" does not "satisf[y] a company's Exchange Act reporting obligations"); *Am. Stellar Energy, Inc.*, 2011 SEC LEXIS 2455, at *18−19 (noting that delinquencies after the date of the initial decision "indicate that [the issuer] has not made the 'strongly compelling showing' necessary under *Gateway* to justify a lesser sanction than revocation"); *Am. Sports Voice*, 2007 SEC LEXIS 1241, at *12 (noting that respondent's request for a ninety-day grace period "reflects a highly troubling attitude towards Commission reporting requirements"). Under such circumstances, the "need for finality in administrative proceedings provides further justification for our conclusion that revocation is necessary to protect the investing public." *Am. Stellar Energy, Inc.*, 2011 SEC LEXIS 2455, at *29.

because "[f]or the system to work properly the information reported must be both current and adequate."[96] Revocation serves the public interest in ensuring timely, accurate, and complete Exchange Act reporting.[97]

IV.

China-Biotics also claims it was denied a fair hearing because (i) the Commission's decision to institute proceedings against the company was unfair; (ii) the law judge did not allocate sufficient time for a hearing in light of the 120-day timetable established in the OIP, the investigative file dispute, and the motion for summary disposition; and (iii) the law judge's decision that certain categories of documents in the Division's investigative file were not discoverable prejudiced the company's ability to defend itself. Addressing each of these arguments in turn, we find no basis for relief.

A.   China-Biotics has not established that the investigative process was unfair.

The company claims that the institution of these proceedings reflected an unfair and "persistent rush to judgment."[98] It argues that it was given less time than other respondents to respond to the Wells notice, to return to compliance, and to engage in settlement discussions before the proceedings were instituted. These arguments are unpersuasive.

The decision to institute proceedings satisfies due process if, as in this case, the respondent is "afford[ed] full opportunity to justify [its] conduct during the course of the litigation."[99] In any event, the company has conceded that its reporting failures violated the Exchange Act. Investigatory procedures such as the Wells notice process are not meant to delay

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[96]   *Navistar Int'l Corp.*, Exchange Act Release No. 56769, 2007 SEC LEXIS 2597, at *30−31 (Nov. 8. 2007) (*quoting Beisinger Indus. Corp.*, 421 F. Supp. 691, 695 (D. Mass 1976), *aff'd*, 552 F.2d 15 (1st Cir. 1977) (dismissing application for review by issuer removed from exchange listing for failure to comply with Exchange Act filing requirements); *see also id*. at *30 ("The availability of current financial information is critical to the proper operation of the financial markets"); *id.* at *31 n.30 (citing *SEC v. Savoy Indus. Inc.*, 587 F.2d 1149, 1165 (D.C. Cir. 1978) (stating that the Exchange Act reporting provisions are "clear and unequivocal" and are "satisfied only by the filing of complete, accurate, and timely reports")).

[97]   The company's characterization of revocation as a corporate "death penalty" is overstated and we have long rejected similar arguments. *See*, *e.g.*, *Nature's Sunshine Products, Inc.*, 2009 SEC LEXIS 81, at *36. If, after revocation, the company is able to meet the applicable requirements, it may file a Form 10 to re-register its securities under Exchange Act Section 12(g). 15 U.S.C. § 78l(g); *see also Cobalis Corp.*, 2011 SEC LEXIS 2313, at *25 n.33.

[98]   Resp't Br. at 17.

[99]   *Kevin Hall*, Exchange Act Release No. 61162, 2009 SEC LEXIS 4165, at *82−83 n.109 (Dec. 14, 2009) (quoting *Flying Food Group, Inc. v. NLRB*, 471 F.3d 178, 183 (D.C. Cir. 2006)).

our response to clear and ongoing violative activities in the industry.[100] Accordingly, the company has not demonstrated any impropriety in the discretion exercised in instituting this case.

To the extent that China-Biotics claims to be a victim of impermissible selective prosecution, it must establish that it is a member of a constitutionally protected class, that prosecutors acted with bad intent, and that similarly-situated issuers outside of the protected category were not charged.[101] The company has not made these required showings and we find that it was not the victim of improper selective prosecution. The violations were undisputed and the company has provided no evidence that our decision to institute proceedings was constitutionally impermissible.

B.   The law judge's procedural rulings did not impair China-Biotics's ability to defend itself.

China-Biotics argues that summary disposition deprived it of its right to "notice and an opportunity for a hearing"[102] by denying it "an opportunity to put on evidence in support of its case, including the chance to present evidence describing the state of its efforts to comply with its reporting obligations."[103] We disagree.

Rule of Practice 250 authorizes summary disposition if "there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law."[104] Contrary to China-Biotics's position, it is well established that the

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[100]   *See* Wells Release, 1972 SEC LEXIS 238, at *2 & *3 (noting that "where prompt action is necessary for the protection of investors, the establishment of fixed time periods [for the Wells process], after a case is otherwise ready to be brought, . . . would result in delay contrary to the public interest"); *see also Stuart-James Co., Inc.*, Exchange Act Release No. 28819, 50 SEC 468, 1991 SEC LEXIS 168, at *4 (Jan. 23, 1991) (stating that the Commission, "not the staff, [is] ultimately responsible for exercising control over the agency's administrative proceeding docket"); *Marshall v. Jerrico*, 446 U.S. 238, 248 (1980) (stating that the neutrality requirements "designed for officials performing judicial or quasi-judicial functions . . . are not applicable to those acting in a prosecutorial or plaintiff-like capacity"); *Hall*, 2009 SEC LEXIS 4165, at *78 ("Participants in the investigative process are not entitled to an uncritical or even a neutral Division assessment of their asserted defenses" (citing *Marshall v. Jerrico*, 446 U.S. 238, 248 (1980)).

[101]   *Fog Cutter Capital Group, Inc. v. SEC*, 474 F.3d 822, 826−27 (D.C. Cir. 2007).

[102]   Resp't Br. at 23.

[103]   Resp't Br. at 24.

[104]   17 C.F.R. § 201.250(b).

Commission's summary disposition procedures satisfy the "notice and opportunity for a hearing" requirement in the Commission's administrative proceedings.[105]

Once the moving party has carried its burden of establishing that it is entitled to summary disposition on the factual record, the opposing party may not rely on bare allegations or denials but instead must present specific facts showing a genuine issue of material fact for a hearing.[106] Here, the Division established the company's undisputed filing history and China-Biotics was given the opportunity to produce affidavits or other specific evidence of such a genuine issue but affirmatively declined to do so. It said that "it would be premature for China-Biotics to say what the state of its compliance with its reporting obligations will be at the time of the hearing" and that such a showing would "provide the Division with discovery not provided for by the rules that govern this proceeding."[107] Having chosen not to offer evidence in opposing the Division's

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[105]   *See Seghers v. SEC,* 548 F.3d 129 (D.C. Cir. 2008) (rejecting due process challenge to summary disposition in Commission proceeding). China-Biotics's reliance on *SEC v. Sloan*, 436 U.S. 103, 112 (1978), is misplaced. There, the Court held that a decision to "summarily suspend trading" was inconsistent with the Commission's obligation to "give some sort of notice and opportunity to be heard." *Id*. at 112. Unlike the suspension proceedings in *Sloan*, summary disposition procedures comply with the notice and hearing requirements in administrative adjudications. *See Kornman v. SEC*, 592 F.3d 173, 182−83 (D.C. Cir. 2010) (finding that the Commission's summary disposition standards satisfy the statutory requirement for decision "on the record after notice and opportunity for hearing" when the respondent was given "an opportunity to set forth all of his evidence, challenges, and defenses in his pleadings" before the law judge and the Commission); *see also Gibson v. SEC*, 561 F.3d 548 (6th Cir. 2009) (affirming summary disposition in administrative proceeding); *Heath v. SEC*, 586 F.3d 122, 141 & n.10 (2d Cir. 2009) (rejecting a challenge to summary disposition in a NYSE proceeding when the respondent failed to point to any specific "evidence that he was precluded from submitting" during the summary disposition phase of the proceeding).

Contrary to China-Biotics's suggestion that cases recognizing our authority to impose summary disposition are limited to follow-on proceedings, Rule 250 has been applied in cases alleging a variety of securities law violations. *See*, *e.g.*, *Robert L. Burns*, Advisers Act Release No. 3260, 2011 SEC LEXIS 2722 (Aug. 5, 2011) (violation of Section 17(e)(1) of the Investment Company Act of 1940).

[106]   *Gibson*, 2008 SEC LEXIS 236, at *22 n.26.

[107]   Resp't Br. Opposing Mot. for Summ. Disposition at 5−6. Rule 250(b) states that "[i]f it appears that a party, for good cause shown, cannot present by affidavit prior to the hearing facts essential to justify opposition to the motion, the hearing officer shall deny or defer the motion." 17 C.F.R. § 201.250(b). Although China-Biotics argues that it was entitled to apply this exception, it did not demonstrate that it was unable to present evidence in its opposition or show "good cause." Nor has it made such a showing in this appeal. *See Burns*, 2011 SEC LEXIS 2722, at *18 (finding summary disposition appropriate when respondent "neither presented the evidence to which he refers nor made a showing why he could not do so, nor does he do so now").

motion for summary disposition, China-Biotics cannot use this appeal to avoid the consequences of that choice.[108]

In any event, China-Biotics still has not identified any evidence demonstrating a genuine issue of material fact regarding the appropriate remedy for its reporting violations. Nor has the company substantiated its claim that it was "denied the opportunity to present its evidence, including evidence about the work of its new auditor."[109] To the contrary, China-Biotics acknowledged during a pre-hearing conference that affidavits describing its reporting plan were functionally equivalent to hearing testimony and that "the issue is not so much whether or not the information should be presented in the form of an affidavit [or at a hearing], so much as what is the most efficient way to manage the case."[110] The law judge properly granted summary disposition after the company failed to present evidence of any genuine issue of material fact and the law judge concluded that the undisputed material facts supported revocation under Exchange Act Section 12(j) precedent.

China-Biotics argues that the law judge erred by not issuing a scheduling order consistent with Rule of Practice 360(a)(2), which sets guideposts for the hearing, briefs, and initial decision under the 120-day timeline.[111] In the alternative, the company argues that the law judge should have sought an extension of the initial decision deadline pursuant to Rule of Practice 360(a)(3).[112] It asserts that the law judge's failure to invoke either provision renders her summary disposition analysis suspect and ultimately "left her with no choice but to grant summary disposition and deny China-Biotics the chance to present evidence at a hearing."[113]

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[108]   *See Scott Epstein*, Exchange Act Release No. 59328, 2009 SEC LEXIS 217, at *60 (Jan. 30, 2009) (explaining that "[p]ublic policy considerations favor the expeditious disposition of litigation, and a respondent cannot be permitted to gamble on one course of action and, upon an unfavorable decision, to try another course of action" (internal citations omitted)).

[109]   Reply Br. at 4. *See Kornman*, 2009 SEC LEXIS 367, at *46 ("Although Kornman identifies issues that he claims specifically required an in-person hearing, he identifies no fact that we did not accept that, if proved, would have been material to the outcome and identifies no witness, document or other evidence that he might have adduced at an in-person hearing to prove these issues.").

[110]   Pre-Hr'g Conference Tr. at 13 (Dec. 19, 2011); *see also* text accompanying note 107 *supra* (demonstrating that China-Biotics declined to present evidence to the law judge).

[111]   17 C.F.R. § 201.360(a)(2) (providing for approximately one month between the OIP and hearing, two months between the hearing and briefing deadlines, and one month between the briefs and initial decision).

[112]   *Id*. § 201.360(a)(3) (stating that motions for extension "must be filed no later than 30 days prior to the expiration of the time specified in the order for issuance of the initial decision").

[113]   Pet. for Review at 12.

We find these contentions to be without merit. First, Rule of Practice 360(a)(2) explicitly states that the timelines described in that section "confer[] no substantive rights on respondents."[114] Second, Rule of Practice 111 gives a law judge "the authority to do all things necessary and appropriate to discharge his or her duties," including the authority to "regulat[e] the course of a proceeding."[115] That rule is "'broadly worded' to accommodate a law judge's discretion to manage a case plan within the limits of our Rules of Practice and governing statutes."[116] In scheduling briefing for the motion for summary disposition, the law judge considered the deadline for the initial decision, the standards and procedures for summary disposition, and the parties' arguments in connection with the motion.[117] She asked about the company's planned defenses and considered whether supporting evidence could be presented without a hearing.[118] And contrary to China-Biotics's claim that she "failed to . . . provid[e] it with sufficient time to prepare and present its defense," the OIP provided the company with ample notice of the deadline for the initial decision and the need to prepare its defense before then.[119]

We also note that after the parties and the law judge discussed the briefing schedule at the December 19, 2011 pre-hearing conference, China-Biotics never asked that the 120-day deadline be extended.[120] The company was also given the opportunity to request earlier briefing dates. Rather than doing so, it said that it was "not at the moment . . . pushing to advance the date forward."[121] We find that the law judge's briefing and scheduling decisions did not prejudice the company's ability to present its defense.

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[114]   17 C.F.R. § 201.360(a)(2).

[115]   *Id.* § 201.111.

[116]   *See Seghers*, 2007 SEC LEXIS 2238, at *25; *cf. Schield Mgmt. Co.*, Exchange Act Release No. 53201, 2006 SEC LEXIS 195, at *33 (Jan. 31, 2006) (holding Rule of Practice 111 to be "broadly worded to permit a law judge to exercise discretion as to which witnesses to allow and which ones to exclude from the hearing room").

[117]   Pre-Hr'g Conference Tr. at 8−17 (Dec. 19, 2011).

[118]   *Id.* at 11−12.

[119]   Resp't Br. at 21.

[120]   And as the Division points out, the briefing dates set by the law judge accommodated the possibility that the company's opposition might identify some material fact meriting a hearing, and allowed time for the law judge to request an extension pursuant to Rule 360 under those circumstances. *See* Division of Enforcement's Br. in Opp'n to Resp't Pet. for Review at 16 n.15.

[121]   Pre-Hearing Conference Tr., Dec. 19, 2011, at 13; *see also id.* at 12 (showing law judge's offer to provide earlier summary disposition briefing dates so that "if it turns out that a hearing on some material fact is needed there would be some time left"). *Cf. Guy P. Riordan,* Exchange Act Release No. 61153, 2009 SEC LEXIS 4166, at *60 n.72 (Dec. 11, 2009) (finding that respondent "did not object to the admission of [an exhibit as hearsay] before the law judge, and therefore waived his argument regarding this exhibit on appeal"), *petition denied*, 627 F.3d 1230 (D.C. Cir. 2010); *Stuart E. Winkler*, Exchange Act Release No. 48940, 2003 SEC LEXIS 2974,

C. The law judge acted within her discretion in deciding which portions of the Division's investigative file were relevant to the case.

China-Biotics also contends that the law judge improperly granted the Division leave to withhold from production, pursuant to Rule of Practice 230(b)(1)(iv), categories of documents not relevant to the subject matter of the proceeding.[122] The company argues that the law judge's relevance decision lacked sufficient clarity because she did not explicitly find that the withheld documents were irrelevant. The company further asserts that the law judge's analysis was based on a "unilateral relevance determination" by the Division that "deprived the Company of information critical to ensuring that the Company received due process and an adequate opportunity to defend itself."[123]

The record does not support China-Biotics's challenge. Although China-Biotics now questions the clarity of the law judge's ruling, the pre-hearing transcripts and the company's papers confirm that it understood her decision.[124] We note that the law judge originally rejected the Division's attempt to withhold documents and revised her decision only after the Division provided more information about the nature of the ongoing investigation, distinguished it from the pending Section 12(j) proceeding, and furnished a list of the categories of documents it sought to withhold.[125] In so doing, the law judge properly applied the procedure described in Rule 230(c), which allowed her to "require the Division of Enforcement to submit for review a

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at *11 (Dec. 17, 2003) (finding that a respondent waived his argument that he was unable to pay a penalty when he failed to file a financial disclosure statement ordered by the law judge).

[122]   *See* 17 C.F.R. § 201.230(a). *See, e.g.*, *Thomas C. Bridge*, Exchange Act Release No. 60736, 2009 SEC LEXIS 3367, at *80−81 (Sept. 29, 2009) (finding that the Division was permitted to withhold certain documents pursuant to Rule 230(b)(1) when the "law judge reviewed the Division's list of withheld material and determined that the Division has acted properly").

[123]   Pet. for Review at 14.

[124]   *See, e.g.,* Resp't Br. Opposing Mot. for Summ. Disposition at 3 (stating that the Division "successfully . . . persuade[d] the [law judge] to withhold on grounds of relevance the overwhelming majority of the documents listed in its December 16, 2011 submission").

[125]   The Division indicated that the formal order covering the ongoing investigation covered "among other things, whether China-Biotics, its officers, directors employees and others, may have been or may be making false statements of material fact or failing to disclose material facts concerning the profitability of China-Biotics, and the manufacturing, distribution, and retail capabilities of China-Biotics, in violation of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Exchange Act of 1934 and Rule 10b-5 thereunder." Letter from the Division of Enforcement to the Admin. Law Judge, Dec. 16, 2011, at 1 n.1. The Division also stated that this formal order was issued on December 7, 2010—before the company's first failure to file the Form 10-K for the year ended March 31, 2011 cited in the OIP.

list of documents or categories of documents" it sought to withhold before "determin[ing] whether any such document should be made available for inspection and copying."[126] She then reviewed the additional information, considered the arguments of both parties, and identified categories of materials on the Division's list to be disclosed. We have reviewed the law judge's decision and see no reason to disagree with her determination.[127]

The company claims that the law judge's rulings, including her decision to allow the Division to withhold documents that had been produced by the company's former CFO Lewis Fan, "deprived [it] of information critical to its defense, including documents containing potentially exculpatory and mitigating information."[128] China-Biotics has not, however, substantiated its claim of prejudice.[129] We reject issuers' attempts to shift responsibility for

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[126]   *See Bridge*, 2009 SEC LEXIS 3367, at *80−81 ("Rule 230(c) vests the law judge with discretion to determine whether the Division's withholding of documents was appropriate.").

China-Biotics's suggestion that withheld investigative documents prejudiced its ability to defend itself is particularly unconvincing given that evidence of its ability to remedy its past filing failures and plan to meet its compliance responsibilities is uniquely under its control. *See Cobalis Corp.*, 2011 SEC LEXIS 2313, at *20 (noting that we consider an issuer's "explanations for delinquent filings . . . primarily to evaluate the issuer's past efforts to return to compliance and the credibility of any assurances against further violations" but that "we have previously rejected the argument that an issuer cannot be held accountable for filing delinquencies if the delinquencies resulted from the actions of a third party").

[127]   We have explained that Rule 230(b)(1)(iv)

provides a mechanism to address a situation where a single investigation involves a discrete segment or segments that are related only indirectly, or not at all, to the recommendations ultimately made to the Commission with respect to the particular respondents in a specific proceeding. To require that documents not relevant to the subject matter of the proceeding be made available, simply because they were obtained as part of a broad investigation, burdens the respondent as well as the Division of Enforcement with unnecessary costs and delay.

Rules of Practice, Exchange Act Release No. 35833, 60 Fed. Reg. 32738, 32762 (June 9, 1995).

[128]   Resp't Br. at 26.

[129]   *See* Rule of Practice 230(h), 17 C.F.R. § 201.230(h) ("In the event that a document required to be made available to a respondent pursuant to this rule is not made available by the Division of Enforcement, no rehearing or redecision of a proceeding already heard or decided shall be required, unless the respondent shall establish that the failure to make the document available was not harmless error."); *see Kirlin Sec., Inc.*, Exchange Act Release No. 61135, 2009 SEC LEXIS 4168, at *82 (Dec. 10, 2009) ("Because Applicants have failed to establish what information they were denied and how that denial prejudiced their case, we reject Applicants' argument that the proceedings against them were procedurally flawed."); *Gateway Stock & Bond, Inc.*, Exchange Act Release No. 8003, 43 SEC 191, 1966 SEC LEXIS 191, at *9 (Dec. 8, 1966) (rejecting due process argument because "applicants have not shown that . . . any

Section 13 violations onto third parties, particularly when, as in this case, the violations are repeated and the record demonstrates the issuer's responsibility for its violations.[130] And the company's claims that documents produced by Fan might contain exculpatory or mitigating information are at best doubtful, since he left the company more than a year before the violations charged in the OIP and after serving for less than a year. In addition, the Division represented that "[n]one of the custodians [of the withheld documents in the investigative file] had any ability to affect the company's noncompliance with its periodic filing obligations, nor do the custodians have any ability to remedy the Respondent's delinquent filings and assure its future compliance."[131] Given these circumstances, China-Biotics has not demonstrated that the law judge's relevance decision prejudiced its defense in this case.

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material evidence was not produced"); *A.S. Goldmen & Co., Inc.*, Exchange Act Release No. 44328, 55 SEC 147, 2001 SEC LEXIS 966, at *36 (May 21, 2001) (rejecting due process challenge based on exclusion of testimony that was "not probative" of the violations charged).

[130]   *Cobalis Corp.*, 2011 SEC LEXIS 2313, at *5; *see also Calais Resources, Inc.*, 2012 SEC LEXIS 2023, at *19 (stating that "the responsibility for any delay in the preparation of Calais's long overdue reports rests solely with Calais"). We further note that Rule 230(b)(2) states that "[n]othing in this paragraph (b) authorizes the Division of Enforcement in connection with an enforcement or disciplinary proceeding to withhold, contrary to the doctrine of *Brady v. Maryland*, documents that contain material exculpatory evidence." 17 C.F.R. § 201.230(b)(2). There is no evidence in the record that such documents were withheld.

[131]   Letter from the Division of Enforcement to the Admin. Law Judge, Dec. 16, 2011, at 1. Nor are we persuaded by the company's claim that the Division's subpoena of Lewis Fan after the OIP demonstrated the need for a "wall between the Division staff working on the administrative proceeding and Division staff working on the ongoing investigation" under Rule 230(g). Resp't Br. at 26. As noted above, the law judge allowed the Division to withhold materials (including those produced by Fan) under Rule 230(b)(1)(iv), and China-Biotics has not established that its defense of its Section 12(j) violations was prejudiced. *See* Rule of Practice 230(h), 17 C.F.R. § 201.230(h).

Moreover, China-Biotics's analysis of *Morgan Asset Mgmt., Inc.*, Admin. Proc. Rulings Release No. 656, 2010 SEC LEXIS 2256, at *2 (July 12, 2010), is not persuasive. In that case, the law judge found that "one of the Division's purposes for issuing" the subpoenas was "to assist itself in preparing for the upcoming hearing." *Id*. at *6. Here, the law judge made no such finding, and China-Biotics did not allege or establish that the Division acted with any such intent. *See generally Epstein*, 2009 SEC LEXIS 217, at *61 n.54 (noting that respondent "is not 'entitled to conduct a fishing expedition . . . in an effort to discover something that might assist him in his defense' . . . or 'in the hopes that some evidence will turn up to support an otherwise unsubstantiated theory'" (internal citations omitted)); *Orlando Joseph Jett*, Admin. Proc. Rulings Release No. 514, 52 SEC 830, 1996 SEC LEXIS 1683, at *1−2 (June 17, 1996) (same).

V.

For the foregoing reasons, revocation of the registration of China-Biotics's securities is necessary and appropriate in the public interest.

An appropriate order will issue.[132]

By the Commission (Chair WHITE and Commissioners AGUILAR, GALLAGHER, STEIN and PIWOWAR).

Elizabeth M. Murphy
Secretary

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[132] We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70800 / November 4, 2013

Admin. Proc. File No. 3-14581

In the Matter of

CHINA-BIOTICS, INC.
c/o Jerome S. Fortinsky, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of China-Biotics, Inc. under Section 12(b) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

By the Commission.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 454
ADMINISTRATIVE PROCEEDING
File No. 3-14581

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
CHINA-BIOTICS, INC.	:	February 22, 2012

APPEARANCES: Michael D. Foster and John J. Kaleba for the Division of Enforcement, Securities and Exchange Commission

Jerome S. Fortinsky and Lindi L. Beaudreault of Shearman & Sterling LLP for Respondent China-Biotics, Inc.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of China-Biotics, Inc. (China-Biotics). The revocation is based on China-Biotics's failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on October 7, 2011. At a December 19, 2011, prehearing conference, the Division of Enforcement (Division) requested leave to file a motion for summary disposition. Leave was granted, pursuant to 17 C.F.R. § 201.250(a); the due dates for the motion for summary disposition, opposition, and reply were January 10, 17, and 24, 2012, respectively. China-Biotics, Inc., Admin. Proc. No. 3-14581 (A.L.J. Dec. 19, 2011) (unpublished). The pleadings were timely filed.

This Initial Decision is based on China-Biotics's Answer to the OIP, the pleadings, and the Commission's public official records concerning China-Biotics, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in China-Biotics's pleadings have been taken as true, in light of the Division's burden of

proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that China-Biotics's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that China-Biotics had not filed any required periodic reports since filing a report for the quarter ended December 31, 2010. China-Biotics argues that summary disposition is inconsistent with due process and would foreclose it from the opportunity to prepare its case and bring itself into compliance.

C. Procedural Issues

1. Summary Disposition

China-Biotics's argument that summary disposition is inconsistent with due process is unavailing. Pursuant to 17 C.F.R. § 201.250(a), the facts of its pleadings "shall be taken as true," and pursuant to 17 C.F.R § 201.250(b), summary disposition may be granted "if there is no genuine issue with regard to any material fact."[1] See also Gary M. Kornman, Exchange Act Release No. 59403 (Feb. 13, 2009), 95 SEC Docket 14246, 14254 n.24, petition for review denied, 592 F.3d 173 (2010); Conrad P. Seghers, Advisers Act Release No. 2656 (Sept. 26, 2007), 91 SEC Docket 2293, 2299-300, petition for review denied, 548 F.3d 129 (2008).

2. Investigative File

China-Biotics "requests that the Division be ordered to provide China-Biotics with access to the entire investigative file." The issues to which China-Biotics alludes have been fully addressed, including at prehearing conferences on November 17 and December 19, 2011. See China-Biotics, Inc., Administrative Proceedings Rulings No. 689 (A.L.J. Dec. 6, 2011); China-Biotics, Inc., Admin. Proc. No. 3-14581 (A.L.J. Dec. 19, 2011) (unpublished), (A.L.J. Nov. 17, 2011) (unpublished). China-Biotics does not argue that the Division has failed to comply with the disclosure ordered by the undersigned. Accordingly, the undersigned will not reopen any issues related to the investigative file.

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[1] China-Biotics has affirmatively declined to identify any issue of material fact, arguing that to do so would provide the Division with discovery to which it is not entitled.

II. FINDINGS OF FACT

China-Biotics (CIK No. 1271057)[2] is a Delaware corporation located in Shanghai, People's Republic of China, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(b). Answer at 1; official notice. Common shares of China-Biotics were quoted on OTC Link, operated by OTC Markets Group (symbol "CHBT").[3] Answer at 1. The Commission's public official records contained in EDGAR[4] show that, at the time this proceeding was initiated, China-Biotics was delinquent in its periodic filings with the Commission, having not filed any periodic reports since its filing, on February 14, 2011, of Form 10-Q for the quarter ended December 31, 2010. The company has filed Forms 12b-25 (Notification of Late Filing) during its subsequent periods of delinquency to state the reasons for its failure to file Forms 10-K and 10-Q. China-Biotics is unable predict when it will return to compliance: its latest Form 12b-25, filed on February 9, 2012, states:

> China-Biotics, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the period ended December 31, 2011 (the "Form 10-Q") by the prescribed due date of February 9, 2012 as a result of the Company's inability to provide audited financial statements for the fiscal year ended March 31, 2011. The Company is unable to provide audited financial statements due to the resignation of its independent auditor, BDO Limited, on June 22, 2011. The Company has not yet retained a new auditor.
>
> Until a new auditor is retained and an audit of the Company's financial statements is completed, the Company will be unable to provide the necessary financial statements to file the Form 10-Q. At this time, the Company cannot predict when it will be in a position to file the Form 10-Q, but it intends to file the Form 10-Q as soon as reasonably practicable.

Prior to its current delinquency, China-Biotics made every required periodic filing since it became a public company.   Respondent's Brief Opposing Motion for Summary Disposition (Opposition) at 2; official notice. After China-Biotics has completed bringing its filings up to date with financial statements that have been certified by a new auditor, it will return to its long-established practice of timely submitting its periodic filings. Opposition at 15.

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[2] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

[3] OTC Markets has since discontinued the display of quotes for CHBT. Instead it displays a "skull-and-crossbones" symbol for CHBT and warns "Caveat Emptor." See www.otcmarkets.com (last visited Feb. 22, 2012).

[4] Reference to any required filings of China-Biotics is supported by the Commission's public official records contained in EDGAR, of which official notice is taken pursuant to 17 C.F.R. § 201.323.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). It is undisputed that China-Biotics failed to timely file its required periodic reports for any period after the quarter ended December 31, 2010, and that it cannot predict when it will return to compliance.

Accordingly, China-Biotics violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of China-Biotics's securities be revoked.[5] In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

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[5] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of registration of its securities.

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69.

China-Biotics's violations are recurrent in that it has repeatedly failed to file periodic reports. Concerning culpability, China-Biotics knew of its reporting obligations but failed to comply with them. What China-Biotics argues is a mitigating factor, that its delinquency has, so far, extended for one year, not many years, is somewhat diminished by the facts that the company does not have an auditor and cannot predict when it will return to compliance. In fact, China-Biotics has made no representations concerning its efforts to remedy its past and ongoing violations. Although it intends to return to compliance, its violations will continue for an indeterminate period.

In sum, dismissal of this proceeding or a lesser sanction, such as a suspension of registration for a period of twelve months or less, is not an appropriate disposition.[6] Rather, revocation of the registration of China-Biotics's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Accord, Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241. Of course, at any time following the revocation, China-Biotics may re-register its securities under Exchange Act Section 12(g) by filing a Form 10 with the Commission, after it has engaged a new auditor and has audited financial statements.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of China-Biotics, Inc., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to

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[6] Compare e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 969-70 (2004), stating that a company's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors'" within the meaning of Section 12(j) of the Exchange Act. In the instant case, there are no subsequent filings of periodic reports, so that the investing public still does not have access to accurate financial information about the issuer.

correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Carol Fox Foelak
Administrative Law Judge